UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

APPLICATION PURSUANT TO SECTION 8(F)

OF THE INVESTMENT COMPANY OF 1940 (“ACT”)

AND RULE 8F-1 THEREUNDER FOR ORDER DECLARING THAT

COMPANY HAS CEASED TO BE AN INVESTMENT COMPANY

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☐ Merger

☒ Liquidation

☐ Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐ Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: Transamerica ETF Trust (the “Trust”)

3.	Securities and Exchange Commission File No.: 811-23237

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

	☐ Initial Application	☒ Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

1801 California St., Suite 5200 Denver, Colorado 80202

6.	Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

Timothy J. Bresnahan, Esq. 1801 California St., Suite 5200 Denver, Colorado 80202 727-299-1844

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Information Classification: General

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Transamerica Asset Management, Inc. (“TAM”)

1801 California St., Suite 5200

Denver, CO 80202

Contact: 727-299-1844

(records relating to its functions as investment advisor)

State Street Bank and Trust Company

One Lincoln Street, Boston, Massachusetts 02111

Contact: 617-662-7484

(records relating to its functions as custodian, accountant, sub-administrator, transfer agent, distribution paying agent and registrar)

Milliman Financial Risk Management, LLC

71 S. Wacker Drive, 31st floor

Chicago, IL 60606

+1-312-726-0677

(records relating to its functions as investment sub-advisor)

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

☒ Management company;

☐ Unit investment trust; or

☐ Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

	☒ Open-end ☐	Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Adviser:

Transamerica Asset Management, Inc.

1801 California Street, Suite 5200

Denver, CO 80202

Sub-Adviser:

Milliman Financial Risk Management LLC

71 S. Wacker Drive, 31st Floor

Chicago, Illinois 60606

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Foreside Fund Services, LLC Three Canal Plaza, Suite 100 Portland, Maine 04101

Information Classification: General

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13.	If the fund is a unit investment trust (“UIT”) provide:

(a) Depositor’s name(s) and address(es): Not applicable

(b) Trustee’s name(s) and address(es): Not applicable

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐ Yes	☒ No

If Yes, for each UIT state:
Name(s):

File No.: 811-

Business Address:

15.	(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes	☐ No

If Yes, state the date on which the board vote took place: March 8, 2022

If No, explain:

(b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☐ Yes	☒ No

If Yes, state the date on which the shareholder vote took place:

     If No, explain: The Trust’s Declaration of Trust authorizes the Board of Trustees of the Trust to terminate the Trust and its series by written notice to the Trust’s shareholders. Notice of the liquidation of each series of the Trust was mailed to shareholders of the series on or about March 9, 2022.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒ Yes	☐ No

(a) If Yes, list the date(s) on which the fund made those distributions:

April 13, 2022

(b) Were the distributions made on the basis of net assets?

☒ Yes	☐ No

(c) Were the distributions made pro rata based on share ownership?

Information Classification: General

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	☒ Yes	☐ No

(d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e) Liquidations only: Were any distributions to shareholders made in kind?

	☐ Yes	☒ No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.		Closed-end funds only:
Has the fund issued senior securities?

Not applicable.

18.		Has the fund distributed all of its assets to the fund’s shareholders?

	☐ Yes	☒ No

If No, (a) How many shareholders does the fund have as of the date this form is filed?

There are no remaining shareholders of the series of the Trust.

(b) Describe the relationship of each remaining shareholder to the fund:

19.		Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

	☐ Yes	☒ No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.		Does the fund have any assets as of the date this form is filed?
(See question 18 above)

	☒ Yes	☐ No
If Yes,
(a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

The series of the Trust identified below held on the liquidation date certain securities and tax reclaim receivables. The securities and tax reclaim receivables held by the applicable series as of the date of this filing are set forth below. Shareholders of each such series nevertheless received net asset value for their shares as of the liquidation date (April 13, 2022).

SECURITIES

Information Classification: General

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As of the date of this filing, the following series of the Trust continue to hold the securities identified below. As of the date of this filing, these securities continue to be valued at $0 and remain illiquid. In the event the Trust is able to dispose of these securities for value, the Trust will follow its Liquidated Funds Procedures in handling the proceeds. Securities marked with an asterisk (*) are Russian securities.

Fund	Security Name	Security Type	Number of Securities
DeltaShares® S&P International Managed Risk ETF	BUWOG AG	Rights	152.000
DeltaShares® S&P International Managed Risk ETF	NMC HEALTH PLC	Common Stock	1,067.000
DeltaShares® S&P International Managed Risk ETF	CHINA EVERGRANDE NEW ENERGY	Common Stock	712.000
DeltaShares® S&P EM 100 & Managed Risk ETF	YANDEX NV A*	Common Stock	2,439.000
DeltaShares® S&P EM 100 & Managed Risk ETF	LUKOIL PJSC SPON ADR*	ADR	1,811.000
DeltaShares® S&P EM 100 & Managed Risk ETF	NOVATEK PJSC SPONS GDR REG S*	GDR	489.000
DeltaShares® S&P EM 100 & Managed Risk ETF	ROSNEFT OIL CO PJSC REGS GDR*	GDR	13,440.000
DeltaShares® S&P EM 100 & Managed Risk ETF	SBERBANK PJSC SPONSORED ADR*	ADR	16,294.000
DeltaShares® S&P EM 100 & Managed Risk ETF	MMC NORILSK NICKEL PJSC ADR*	ADR	3,631.000
DeltaShares® S&P EM 100 & Managed Risk ETF	GAZPROM PJSC SPON ADR*	ADR	36,453.000
DeltaShares® S&P EM 100 & Managed Risk ETF	TATNEFT PAO SPONSORED ADR*	ADR	1,579.000

TAX RECLAIM RECEIVABLES

As of the date of this filing, the following series of the Trust continue to hold foreign tax reclaim receivables payable by foreign taxing authorities as identified below.

Fund	Tax Reclaim Receivable as of Liquidation Date
DeltaShares® S&P International Managed Risk ETF	$249,011.01

Certain tax reclaim receivables were held by certain series on the date of the liquidation. TAM, the investment manager to each series, contributed cash to the series in advance of the liquidation date in an amount equal to the value of the tax reclaim receivables to ensure that shareholders of each series received net asset value on the liquidation date. As permitted under the Liquidated Funds Procedures, TAM will recoup this outlay as the receivables are paid. The Trust will follow its Liquidated Funds Procedures in distributing amounts recovered by the Trust in excess of TAM’s outlay.

(b) Why has the fund retained the remaining assets?

Information Classification: General

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Please see above response to Question 20(a)

(c) Will the remaining assets be invested in securities?

☒ Yes                                         ☐  No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐ Yes                                            ☒  No

If Yes,

(a) Describe the type and amount of each debt or other liability:

(b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a) List the expenses incurred in connection with the Merger or Liquidation:

(i) Legal expenses: $98,977

(ii) Accounting expenses: $0

(iii) Other expenses (list and identify separately):

Printing $2,500

Mailing $2,500

(iv) Total expenses (sum of lines (i)-(iii) above): $103,977

(b) How were those expenses allocated?

All expenses incurred in connection with the liquidation of the Trust were allocated to the Trust, but were assumed and paid by TAM.

(c) Who paid those expenses?

Please see response to 22(b).

(d) How did the fund pay for unamortized expenses (if any)? Not applicable.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐ Yes ☒ No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☐ Yes ☒ No

Information Classification: General

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If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐ Yes ☒ No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a) State the name of the fund surviving the Merger: Not applicable

(b) State the Investment Company Act file number of the fund surviving the Merger: 811-

(c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

Information Classification: General

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VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Transamerica ETF Trust, (ii) he is the President of Transamerica ETF Trust, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.

/s/ Marijn P. Smit
Marijn P. Smit
President and Chief Executive Officer

Information Classification: General
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